UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

____________________

RECOVERY ENERGY, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

75626X103
(CUSIP Number)

Edward Mike Davis
200 Rancho Circle
Las Vegas, Nevada 89107

Copy to:
Henry Lichtenberger, Esq.
Sklar Williams LLP
8363 West Sunset Road, Suite 300
Las Vegas, Nevada 89113

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2009
 (Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75626X103	Page 2 of 4

1.	NAMES OF REPORTING PERSON Edward Mike Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,450,000 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 1,450,000 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14.	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.0001 par value per share

Issuer:                    Recovery Energy, Inc.
1515 Wynkoop Street, Suite 200
Denver, Colorado 80202

Item 2.	Identity and Background

(a)	Edward Mike Davis
(b)	200 Rancho Circle, Las Vegas, Nevada 89107
(c)	Business Executive
(d)	Not applicable
(e)	Not applicable
(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

On December 4, 2009, the Reporting Person through Edward Mike Davis, L.L.C., a Nevada limited liability company of which the Reporting Person is the sole member and manager entered into that certain Purchase and Sale Agreement to sell certain assets (namely an 87.5% working interest (70% net revenue interest) on a 360 acre prospect in Wilkie Field in Kimball County, Nebraska, 100% working interests (80% net revenue interests) in two adjacent wells, 50% working interests (40% net revenue interests) in two other adjacent wells, and associated facilities).   The purchase price consisted of 1,450,000 shares of common stock of Issuer (the “Shares”) and a $2,200,000 promissory note payable on or before December 18, 2009.  A copy of the Purchase and Sales Agreement and Promissory Note were filed as Exhibit to the Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Issuer on December 9, 2009 along with a complete description of the transaction between the Reporting Person and the Issuer.  In addition, the Purchase and Sale Agreement required the Issuer to file a registration statement with the SEC to register the re-sale the Shares received by the Reporting Person and to pay all of the expenses associated with such registration.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities described in this Schedule 13D as consideration for sales of certain assets to the Issuer as described in Item 3.  The Reporting Person does not have any plan or proposal, which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D.  The Reporting Person reserves the rights to purchase additional shares, enter into other transactions to sell assets to the Issuer, dispose of all or some of the shares from time to time, or continue to hold the shares.

Item 5.	Interest in Securities of the Issuer

(a)	1,450,000; 15.2%
(b)	1,450,000; 15.2%
(c)	None
(d)	None
(e)	Not applicable

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Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7.	Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2010	/s/ Edward Mike Davis
Edward Mike Davis

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